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                                                             FILED BY MCSi, INC.
                                                 (Commission File No. 000-21561)
                                                    Pursuant to Rule 165 and 425
                                                   of the Securities Act of 1933
                                                  Subject Company: Zengine, Inc.
                                                 (Commission File No. 000-31411)

FOR IMMEDIATE RELEASE

                            Contact:

                                   MCSi, Inc.
                                   Ira H. Stanley, Chief Financial Officer
                                   (937) 291-8282
                                   istanley@mcsinet.com

               MCSi, INC. CLOSES EXCHANGE OFFER FOR ZENGINE SHARES

Dayton, Ohio - November 19, 2001 - MCSi, Inc. (Nasdaq: MCSI) announced the expiration of the exchange offer for the common stock of Zengine, Inc. (Nasdaq:
ZNGN) that it does not already own. The offer expired at 5:00 p.m., New York City time, on Friday, November 16, 2001. All shares validly tendered have been accepted for exchange.

Based upon information received from Registrar & Transfer Company, the exchange agent for the offer, a total of 5,876,143 Zengine shares were tendered in the offer, including shares delivered through notice of guaranteed delivery. The tendered shares, along with the shares MCSi already owns, constitutes approximately 98.7% of the outstanding Zengine shares.

The exchange ratio for the offer was 0.2259 shares of MCSi common stock for each Zengine share.

As soon as practicable, Zengine will be merged with and into MCSi in a "short form" merger without the need for a vote of Zengine stockholders. In the merger, Zengine shareholders will receive the same consideration of 0.2259 MCSi shares for each Zengine share as received by Zengine shareholders in the offer.



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MCSi, Inc.
Press Release
November 19, 2001
Page 2

About MCSi

MCSi has emerged as the nation's leading systems integrator of state-of-the-art presentation and broadcast facilities. MCSi's foresight and ability to converge three key industries: audio-visual systems, broadcast media and computer technology, combined with design-build and engineering expertise, computer networking and configuration services, an extensive product line, and quality technical support services, has given MCSi a distinct advantage in the systems integration marketplace and has contributed to the dramatic growth of the Company.

MCSi's scalable solutions address clients at every level of the business transaction continuum. Products and services are available directly through the Company and its sales specialists, many of whom provide enterprise-wide solutions and/or work exclusively with clients on strategic and strong relationships maintained with manufacturers and technology leaders. With the largest selection of audio-visual/presentation, computer, and office automation products and the legacy of technical support and field service in locations across the U.S.A. and Canada, MCSi's customers are provided with a unique value that extends beyond the product. Additional information regarding MCSi can be obtained at www.mcsinet.com (but is not part of this release).

The matters discussed in this press release which are not historical facts contain forward-looking information with respect to plans, projections or future performance of MCSi, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, actions of competitors, MCSi's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, risks relating to international operations, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect MCSi's business, is set forth in MCSi's Form 10-K for the year ended December 31, 2000 and its Form 10-Q for the quarter ended September 30, 2001.


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